Putnam Mortgage Opportunities, as of May 31, 2015, annual shareholder report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

Item 61

Additional Information About Minimum Required Investment

The Fund requires a minimum initial investment of $5,000,000, although the fund reserves the right to accept initial investments under $5,000,000 at its discretion. There is no minimum for subsequent investments. Putnam Investment Management, LLC (Putnam Management), a Delaware limited liability company and the Funds investment advisor, may waive these minimum investment requirements in its sole discretion.

Item 72U
The figure entered in response to this question is the amortization of offering costs expense for the period.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.